MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

SENIOR VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

April 30, 2008

VIA EDGAR

Mr. Sonny Oh, Esq. U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:

SEC Staff Comments on Post-Effective Amendment No. 12 under the Securities Act of 1933 and Amendment No. 8 under the Investment Company Act of 1940 to the Registration Statement on Form N-6 of Mutual of America Separate Account No. 3 (Variable Universal Life Insurance Policies) (SEC File Nos. 333-83413 and 811-09487)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are responses to the comments that you provided by telephone to me and Elizabeth Edson on April 14, 2008 concerning Post-Effective Amendment No. 12 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 8 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Registration Statement on Form N-6 filed with the Securities and Exchange Commission (the “Commission”) by Mutual of America (“MofA”) and Mutual of America Separate Account No. 3 (the “Registrant”) on February 29, 2008 (the “Prior Registration Statement”) with respect to the Variable Universal Life Insurance Policies (the “VUL Policies”).  Certain comments provided on April 14, 2008 are not addressed here but were addressed in a separate letter filed on EDGAR on April 22, 2008 as per your request.

Per our telephone conversation of April 22, 2008, this letter is being filed at the same time as Post-Effective Amendment No. 13 under the Securities Act and Amendment No. 9 under the 1940 Act on Form N-6 for the VUL Policies (the “Registration Statement”).

Prospectus and Statement of Additional Information

1.

Comment:     Either remove references to changes that take effect on January 1, 2009 or provide an explanation to clarify why such changes are included in the prospectus.

Response:     Certain state law related changes, including the implementation of the 2001 CSO Mortality Table, will require a new form of the VUL Policy and will impact certain disclosures in the prospectus for VUL Policies issued after January 1, 2009.  In anticipation of these changes, disclosure has been added to the prospectus to explain that certain changes in state law will require the issuance of a new form of the VUL Policy on or after January 1, 2009 and that resulting changes are noted accordingly in the disclosure.  See page 1 of the prospectus for the VUL Policies (the “Prospectus”) in the Registration Statement filed simultaneously herewith.

2.

Comment:     With respect to the summary page of the prospectus, define or refer to definitions of terms the first time they appear in the document.

Response:     A cross-reference to the definition section in the prospectus has been added to the summary page.  See summary page of the Prospectus.

3.

Comment:     Confirm that the disclosure under the heading “Legal Proceedings” in the Statement of Additional Information (“SAI”) and the heading “Federal Tax Considerations” in the prospectus have been updated as necessary.

Response:       It has been determined that no additional disclosure is necessary under the heading “Legal Proceedings.”  Some minor changes were made to various disclosures pertaining to federal tax information throughout the Prospectus.

4.

Comment:     Confirm compliance with Item 16 of Form N-6 with respect to the Registrant.

Response:     Registrant confirms compliance with Item 16 of Form N-6.

5.

Comment:     Confirm compliance with Item 17 of Form N-6.

Response:     Registrant confirms compliance with Item 17 of Form N-6.

6.

Comment:     Discuss on the summary page of the Prospectus the specific types of policies offered by the Registrant under the Prospectus.

Response:     The disclosure on the summary page has been revised to clarify that the policies offered by the Registrant under the Prospectus are individual variable universal life insurance policies with flexible premium payments.  See summary page of the Prospectus.

7.

Comment:    Clarify on the summary page of the prospectus under the heading “Investment Alternatives for Your Account Value” that transfers into and out of the General Account may be made in addition to transfers among the separate account investment alternatives.

Response:      The requested disclosure has been added.  See summary page of the Prospectus.

8.

Comment:     Discuss the policy risk and portfolio company risk required by Items 2(b) and 2(c) of Form N-6.

Response:     The disclosure regarding policy risk and portfolio company risk has been revised and set forth more prominently in the Prospectus under its own sub-heading.  See page 3 of the Prospectus.

9.

Comment:     Under the sub-heading “Choice of Basic Death Benefit Plan” in the “Introduction and Summary” section indicate whether cost of insurance varies with the net amount at risk and the death benefit selected.

Response:     The requested disclosure has been added.  See page 1 of the Prospectus.

10.

Comment:     Under the Prospectus subheading “Your Initial Right to Return Policy,” disclose that if a policy owner cancels their policy during the “free look” period, the policy owner will receive the greater of the premiums paid or the “account value.”

Response:     MofA and the Registrant provide for a “free look” right under the VUL Policies as required by applicable state insurance law.  Certain states require that a policy owner upon exercise of the “free look” right receive the surrender value under the policy, if greater than purchase payments made, and other states require a return of purchase payments.  In those latter states, MofA and the Registrant return to a policy owner exercising the “free look” right the purchase payments made, regardless of the surrender value of the policy, as permitted by Rules 6e-2 and 6e-3(T) under the 1940 Act (collectively, the “Exemptive Rules”).  Under relevant state insurance law, a policy owner exercising the “free look” right returns the policy, and the policy is, in effect, cancelled as if it had never been issued, which is presumably the reason that the Commission did not include exemptive relief from Section 22(d) when it adopted the Exemptive Rules.  As discussed with Mr. Oh of the Commission staff on April 28, 2008, MofA and the Registrant are of the view that the terms upon which a policy is cancelled pursuant to state mandated “free look” rights are a matter of state law and that the 1940 Act does not require different treatment under these circumstances.

11.

Comment:     In the “Tables of Charges” under “Transaction Expenses” substitute “n/a” for “0%” in the column under the heading “Amount Deducted.”

Response:     The requested change has been made.  See page 5 of the Prospectus.

12.

Comment:     In the “Tables of Charges” under “Periodic Expenses” move the phrase “(per $1000 of coverage)” back to its prior location under the columns.

Response:     The requested change has been made.  See page 5 of the Prospectus.

13.

Comment:     In the “Tables of Charges” under “Periodic Expenses” where the “$2 or 1/12 of 1% of Account Value” language appears, move the disclosure regarding “1/12 of 1% of Account Value” into a footnote.

Response:     The requested change has been made.  See page 5 of the Prospectus.

14.

Comment:     In the “Tables of Charges” add a separate table for costs of optional features, such as accidental death benefit riders, and, if possible, format the tables to fit onto a single page.

Response:     The costs for the optional riders available under the VUL Policy have been added to a new table that follows the format of the table disclosing the cost of insurance charges.  It was not possible to fit the new table on the same page as the other table due to formatting concerns.  See page 6 of the Prospectus.

15.

Comment:     Revise the loan disclosure in the prospectus and SAI to clarify that interest continues to accrue in the policy owner’s favor on the collateral for the loan held in the General Account while interest is being charged on the loan amount, which in effect creates a “net loan rate” of the difference between the two rates.

Response:     The disclosure has been revised to clarify the manner in which interest will be credited on amounts held as collateral while the loan is outstanding.  See page 19 of the Prospectus.

16.

Comment:      Confirm that the minimum and maximum values shown for the “Total Annual Underlying Fund Operating Expenses” reflects the maximum underlying fund fee, including any fund-of-fund fees, in accordance with Instruction 4 to Item 3 on Form N-6.

Response:      The Registrant has complied with Instruction 4 to Item 3 on Form N-6, and the minimum and maximum values shown for the “Total Annual Underlying Fund Operating Expenses” are set forth in accordance with the requirements of Instruction 4.  See page 6 of the Prospectus.

17.

Comment:      Under “Supplemental Insurance Benefits” clarify the minimum accidental death benefit payable under an accidental death benefit rider.

Response:      The requested disclosure has been added.  See page 8 of the Prospectus.

18.

Comment:      Specify in numerical fashion the minimum rate for guaranteed credited interest in the General Account.

Response:      The requested disclosure has been added.  See page 18 of the Prospectus.

19.

Comment:      In the section titled “Charges and Deductions You Will Pay” under the subheading “Cost of Insurance Charges,” clarify the impact of a decrease in “face amount” as well as the choice of one death benefit over the other.  In addition, delete the word “also” from the last line of the paragraph describing the comparative favorability of unisex and gender-based rates on males and females to prevent confusion when read with the third bullet in that section.  See page 24 of the Prospectus.

Response:      Disclosure has been added under the sub-heading “Cost of Insurance Charges” to clarify that the cost of insurance does not vary based on the death benefit selected.  Disclosure has also been added to explain the impact of a decrease in “face amount.”  The word “also” has been deleted as requested.  See page 24 of the Prospectus.

20.

Comment:      Under the heading “Funding and Other Changes We May Make,” describe any rights reserved by the Registrant to make changes to the insurance policy.

Response:      Disclosure has been added to state that no changes are permitted without the consent of the policy owner.  See page 33 of the Prospectus.

21.

Comment:      Under the heading “Yield and Performance Information” in the SAI, include disclosure addressing advertising standardized and non-standardized performance.

Response:     The requested disclosure has been added to the SAI.  See page 5 of the SAI.

PART C

22.

Comment:      Confirm that file numbers are shown for all items incorporated by reference.

Response:      File numbers have been added in Item 26 of Part C in the Registration Statement for each item incorporated by reference.

23.

Comment:      For officers and directors who are not located at 320 Park Avenue, New York City, list their complete addresses.

Response:      The requested disclosure has been added to Item 27 of Part C in the Registration Statement.

24.

Comment:      Include any separate accounts in response to Item 28 of Form N-6.

Response:      The disclosure in response to Item 28 of Part C of the Registration Statement has been revised to include a discussion of MofA’s separate accounts.

25.

Comment:      Confirm compliance with Item 30(c) of Form N-6.

Response:      Disclosure in response to Item 30(c) of Form N-6 has been added to Item 30 of Part C.

GENERAL

26.

Comment:     Confirm that all dates set forth in the prospectus are accurate and updated properly.

Response:     The requested review has been completed and the dates have been updated as necessary.

27.

Comment:      Please include the “standard representations” along with the response to the Commission staff comments.

Response:      We understand the “standard representations” to mean the “Tandy” letter.  MofA will file via EDGAR a “Tandy” letter along with this Commission staff comment response letter.

We appreciate the opportunity to respond to your comments.  If you have any further comments or questions regarding this filing, please contact me at (212) 224-1562 or Elizabeth Edson at (212) 224-1564.

Sincerely,

/s/ Thomas L. Martin

Thomas L. Martin

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

SENIOR VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

April 30, 2008

FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Mutual of America Life Insurance Company (“MofA”)

Separate Account No. 3 (Variable Universal Life) (the “Registrant”)

Form N-6 Registration Statement

Post-Effective Amendment No. 13 under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 9 under the Investment Company Act of 1940, as amended (“1940 Act”)

File Nos. 333-83413 and 811-09487(“filing”)

Ladies and Gentlemen:

MofA and the Registrant filed Post-Effective Amendment No. 13 under the 1933 Act and Amendment No. 9 under the 1940 Act to the above-referenced Registration Statement on Form N-6 on April 30, 2008.

In connection with this filing, the Registrant acknowledges that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.

The Securities and Exchange Commission (“Commission”) staff (“Staff”)comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.

The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas L. Martin

Thomas L. Martin

Senior Vice President and

Associate General Counsel

TLM/kc